Exhibit 99.1

Obsidian Energy Announces Closing of our $127.6 Million Senior Unsecured Notes Offering and New Debt Facilities as well as Repayment of our Existing Debt Facilities

CALGARY, July 27, 2022 – OBSIDIAN ENERGY LTD. (TSX / NYSE American – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) announces that it has successfully closed the previously announced private placement offering (the “Offering”) of $127.6 million aggregate principal amount of 11.95 percent five-year senior unsecured notes due July 27, 2027 (the “Notes”). In connection with the private placement of the Notes, Obsidian Energy also entered into a new $175.0 million revolving syndicated credit facility and a new $30.0 million non-revolving term loan (collectively, the “New Credit Facilities“) with the Royal Bank of Canada, Bank of Montreal and Canadian Western Bank.

The Company has used the net proceeds of the Offering, together with initial draws on the New Credit Facilities, to repay its outstanding debt (including interest and fees), comprised of: US$35.8 million for all our senior secured notes that were due November 30, 2022; $227.2 million for all outstanding amounts under our previous credit facilities that were due November 30, 2022; and $6.6 million for all outstanding amounts under the Peace River Operating Partnership (“PROP”) limited recourse loan that were due December 31, 2022. In addition, the Company also closed out hedges that were initially put in place for the PROP 45 limited recourse financing (US$3.5 million) and fees associated with the refinancing ($6.1 million).

Following these repayments, we have $287.6 million of long-term indebtedness, including $130 million drawn on our $175 million revolving syndicated credit facility and $30 million drawn on our non-revolving term loan. The syndicated credit facility has a revolving period ending on July 27, 2023, with a term out period ending on July 27, 2024, subject to customary annual extension terms. The term loan matures December 31, 2022 and is expected to be repaid in the third quarter of 2022 from free cash flow from our operations.

“We’re pleased to complete our refinancing project,” said Stephen Loukas, Obsidian Energy’s Interim President and CEO. “The size and tenor of this issuance, combined with the New Credit Facilities creates a balanced senior and junior debt structure that provides Obsidian Energy greater operational and financial flexibility. Moreover, this structure provides us the ability to execute our corporate plans as well as act on opportunities to create further value for our stakeholders.”

The Notes were issued at a price of $980.00 per $1,000.00 principal amount for aggregate gross proceeds of approximately $125.0 million. The Notes have a 11.95 percent coupon, payable semi-annually in equal installments. The Notes will be direct senior unsecured obligations of Obsidian Energy ranking equal with all other present and future senior unsecured indebtedness of the Company. Certain directors, officers and employees of Obsidian Energy purchased an aggregate of $6.4 million under the Offering.

The Notes have a semi-annual repurchase offer feature whereby, subject to the terms and conditions of the new trust indenture governing the Notes, the Company must offer to purchase the maximum principal amount equal to 75 percent of excess free cash flow (as defined in the new trust indenture) up to and including July 27, 2024, and 50 percent of excess free cash flow thereafter at a price equal to 103 percent of the principal of the Notes, plus accrued and unpaid interest. The repurchase offer feature remains in place until an aggregate amount of $63.8 million of Notes are repurchased by the Company. Additionally, Obsidian Energy may redeem up to 40 percent of the aggregate principal amount of the Notes at any time prior to July 27, 2024, for a redemption price equal to 111.95 percent of the principal amount of the Notes, together with accrued and unpaid interest, with cash received from equity offerings (provided that at least 60 percent of the aggregate principal amount of the Notes remains outstanding after such redemption). At its option, the Company may also redeem all or part of the Notes at: 105.975 percent from July 27, 2024 to July 26, 2025; or 102.988 percent from July 27, 2025 to July 26, 2026; or 100 percent from July 27, 2026, to July 27, 2027.

Stephen Loukas further commented: “The semi-annual repurchase offer feature from excess free cash flow allows us the opportunity to continue to maintain an appropriate balance between our revolving syndicated credit facility and the Notes outstanding. In this way, we can better manage overall interest costs as we continue to generate significant free cash flow from our operations. In turn, noteholders potentially benefit by having a known buyer for their Notes in Obsidian Energy.”

RBC Capital Markets and BMO Capital Markets acted as joint bookrunners for the Offering. The Notes have not been and will not be registered under the securities laws of any province or territory of Canada or in the United States.

ADDITIONAL READER ADVISORIES

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements or information (collectively “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify forward-looking statements or information. More particularly and without limitation, this news release contains forward-looking statements and information concerning: free cash flow generated by the Company, and the proposed terms and conditions and repayment, as applicable, thereunder; our ability to navigate market volatility; the terms and conditions of the Notes and New Credit Facilities; when we expect to repay the term loan; how the Company may exercise the redemption feature under the Notes; and our ability to navigate market volatility.

The forward-looking statements and information are based on certain key expectations and assumptions made by Obsidian Energy. Although Obsidian Energy believes that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward-looking statements and information because Obsidian Energy can give no assurance that they will prove to be correct. By its nature, such forward-looking statements and information are subject to various risks and uncertainties, which could cause the actual results and expectations to differ materially from the anticipated results or expectations expressed. These risks and uncertainties include, but are not limited to, fluctuations in commodity prices, changes in industry regulations and political landscape both domestically and abroad, and financial market volatility. Readers are cautioned that the foregoing list of factors is not exhaustive. Readers are cautioned that the assumptions used in the preparation of such forward-looking statements and information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on such forward-looking statements and information. Obsidian Energy gives no assurance that any of the events anticipated will transpire or occur, or, if any of them do, what benefits Obsidian Energy will derive from them. The forward-looking statements and information contained in this news release are expressly qualified by this cautionary statement. Except as required by law, the Company does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein. Readers should also carefully consider the matters discussed that could affect Obsidian Energy, or its operations or financial results in Obsidian Energy’s Annual Information Form (see “Risk Factors” and “Forward-Looking Statements” therein) for the year ended December 31, 2021, which is available on the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) or Obsidian Energy’s website.

Obsidian Energy shares are listed on both the Toronto Stock Exchange in Canada and the NYSE American exchange in the United States under the symbol “OBE”.

All figures are in Canadian dollars unless otherwise stated.

CONTACT

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com

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